Exhibit 99.1

Ardmore Shipping Provides Update on Bank Financing

Successfully secures bank financing commitment for majority of vessels on order and is in advanced discussions for additional financing

CORK, Ireland--(BUSINESS WIRE)--February 4, 2014--Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it has signed a commitment letter for a new $172 million credit facility with ABN AMRO Bank N.V., Nordea Bank Finland Plc, and Skandinaviska Enskilda Banken AB ("SEB").

The proceeds from the new facility are expected to be used to finance up to 65% of the purchase price of eight vessels on order in the Company’s current fleet. The facility will be an amortizing senior term loan and available for borrowing until April 2016 with a final maturity date in January 2021. The covenants and other conditions are consistent with those of the Company’s existing credit facilities. The terms include an accordion option whereby, subject to lenders approval, Ardmore may request to increase the facility to finance the acquisition of additional vessels.

Anthony Gurnee, the Company’s Chief Executive Officer commented:

"We appreciate the support of these leading banks and are pleased to have secured this financing commitment to fund the expansion of our modern fleet of product and chemical tankers. With this commitment, we will have successfully financed the majority of the vessels on order in our current fleet well ahead of their deliveries scheduled for late 2014 and 2015. We are also delighted to further expand the relationship with ABN AMRO and welcome Nordea and SEB to the Ardmore banking team. We look forward to working with them on this and future transactions.

"Additionally, we are in advanced discussions with a number of leading shipping banks on credit facilities related to our remaining two vessels on order and the Ardmore Seamariner and expect to finalize those agreements in the near term. At that time, we believe Ardmore will have secured debt financing for its entire current fleet, including all vessels in operation and all vessels on order."

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman, 212-477-8438
Fax: 212-477-8636
lberman@igbir.com